Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 26
to prospectus dated NOVEMBER 18, 2014

ZIM CORPORATION

This Prospectus Supplement No. 26 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 26 includes our attached Form 6-K for the month of November, 2014 as filed with the Securities and Exchange Commission on November 18, 2014.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 26 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 26.

This Prospectus Supplement No. 26 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 26 is November 18, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Quarterly Business Review by Management for the

Quarter Ended September 30, 2014

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2014	March 31, 2014
	(Unaudited) $	(Audited) $
ASSETS
Current assets
Cash and cash equivalents	1,274,448	1,386,737
Accounts receivable, net	107,665	123,669
Investment tax credits receivable	377,707	292,712
Other tax credits	78,099	139,623
Prepaid expenses	7,542	16,120
	1,845,461	1,958,861

Long term deposit	—	9,722
Investments	892	905
Intangible assets	8,921	13,814
Property and equipment, net	34,291	34,570
	1,889,565	2,017,872
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	44,160	30,653
Accrued liabilities	53,181	55,320
Deferred revenues	199,369	225,465
	296,710	311,438

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2014 and March 31, 2014.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2014 and March 31, 2014.
Common shares, no par value, voting,	—	—
Unlimited authorized shares; 139,255,294 shares issued and outstanding as at September 30, 2014 and 135,460,867 as at March 31, 2014.	19,362,796	19,362,796
Additional paid-in capital	2,992,537	2,943,966
Accumulated deficit	(20,884,414)	(20,664,842)
Accumulated other comprehensive income	121,936	64,514
	1,592,855	1,706,434
	1,889,565	2,017,872

 The accompanying notes are an integral part of these condensed consolidated financial statements.

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ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Six months ended September 30, 2014	Six months ended September 30, 2013
	$	$	$	$
Revenues
Mobile	58,617	74,095	131,585	112,458
Software	16,496	11,022	37,453	48,193
Software maintenance and consulting	212,164	210,908	412,491	404,871
Total revenues	287,277	296,025	581,529	565,522

Operating expenses
Cost of revenues	15,856	46,729	35,004	67,371
Selling, general and administrative	353,828	297,592	613,436	577,114
Research and development	186,006	161,279	353,912	316,640
Total operating expenses	555,690	505,600	1,002,352	961,125

Income (loss) from operations	(268,413)	(209,575)	(420,823)	(395,603)
Other income (expense):
Gain on disposition of assets	—	—	66,611	—
Other expense	(917)	(481)	(917)	(481)
Interest income, net	19,946	8,621	42,241	20,619
Total other income (expense)	19,029	8,140	107,935	20,138
Net income (loss) before income taxes	(249,384)	(201,435)	(312,888)	(375,465)
Income tax benefit	44,486	89,197	93,316	148,337
Net income (loss)	(204,898)	(112,238)	(219,572)	(227,128)

Basic and fully diluted income (loss) per share	(0.002)	(0.001)	(0.002)	(0.002)
Weighted average number of shares outstanding	136,583,602	135,460,867	136,022,234	135,460,867

The accompanying notes are an integral part of these condensed consolidated financial statements

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ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2014	Six months ended September 30, 2013,
	$	$
OPERATING ACTIVITIES
Net income (loss)	(219,572)	(227,129)
Items not involving cash:
Depreciation of property and equipment	7,100	3,946
Amortization of intangible assets	4,792	4,850
Stock-based compensation	48,571	10,374
Changes in operating working capital
Increase in accounts receivable	16,004	(96,930)
Decrease (increase) in investment tax credits receivable	(23,471)	174,474
Decrease in prepaid expenses	8,578	12,966
Increase in accounts payable	13,507	16,961
Increase (decrease) in accrued liabilities	(2,139)	3,224
Increase (decrease) in deferred revenues	(26,096)	93,972
Cash flows provided by operating activities	(172,726)	(3,292)

INVESTING ACTIVITIES
Purchase of property and equipment	(5,913)	(914)
Cash flows used in investing activities	(5,913)	(914)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	66,350	(24,324)

Increase in cash	(112,289)	(28,530)
Cash, beginning of period	1,386,737	1,591,507
Cash, end of period	1,274,448	1,562,977

The accompanying notes are an integral part of these condensed consolidated financial statements

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2014 has been derived from our audited consolidated financial statements for the year ended March 31, 2014. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2014 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year.

2 – INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	—
CP4H	187,367	—
LW Capital Pool	10,290	—
HostedBizz	1,005	892

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2013, has taken an impairment charge equal to the full value of the investment.

On June 29, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

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ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed for a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended September 30, 2014 and 2013.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

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EXECUTIVE SUMMARY

Total revenues for the three months ended September 30, 2014 were $287,277 as compared to $296,024 for the three months ended September 30, 2013. Total revenues for the six months ended September 30, 2014 were $581,529 as compared to $565,522 for the six months ended September 30, 2013. The quarter over quarter decrease of $8,748 (3%) in revenues is attributable to a decrease in Bulk SMS sales. These year-to-date increases of $16,007 (3%) in revenues is attributable to an increase in enterprise consulting sales and increased Bulk SMS sales that is partially offset by lower enterprise software sales.

Net loss for the quarter was $204,898 as compared to a net loss of $112,328 for the quarter ended September 30, 2013. On a year-to-date basis net loss was $219,572 as compared to a net loss of $227,128 for the same period in fiscal 2014. The decrease in net income is a reflection of a $38,197 increase in stock based compensation expense, increased R&D investment and the timing of receipt of tax refunds related to research and development.

ZIM had cash and cash equivalents of $1,274,448 at September 30, 2014 as compared to cash and cash equivalents of $1,386,737 at March 31, 2014.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of AIS in 2007) will continue to provide a minimal amount of revenues within the mobile segment of operations.

In fiscal 2014 and 2015, ZIM intends to continue to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2014 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2013

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2014 and 2013. The information for the three months and six months ended September 30, 2014, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2014, and includes all adjustments necessary for a fair presentation of the information presented.

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These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2014	As a %	Three months ended September 30, 2013	As a %

Bulk SMS	58,617	20	74,096	25
	58,617	20	74,096	25

Software	16,496	6	11,021	4
Maintenance and consulting	212,164	74	210,907	71
	228,660	80	221,928	75

Total Revenues	287,277	100	296,024	100

	Six months ended September 30, 2014		Six months ended September 30, 2013

Bulk SMS	131,585	23	112,458	20
	131,585	23	112,458	20

Software	37,453	6	48,193	9
Maintenance and consulting	412,491	71	404,871	71
	449,944	77	453,064	80

Total Revenues	581,529	100	565,522	100

Total revenues for the three months ended September 30, 2014 were $287,277 as compared to $296,024 for the three months ended September 30, 2013. Total revenues for the six months ended September 30, 2014 were $581,529 as compared to $565,522 for the six months ended September 30, 2013. This quarter over quarter decrease of $8,748 (3%) in revenues is attributable to a decrease in Bulk SMS sales. The year-to-date increases of $16,007 (3%) in revenues is attributable to an increase in enterprise consulting sales and increased Bulk SMS sales that is partially offset by lower enterprise software sales.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $221,928 to $228,660 for the quarters ended September 30, 2013 and 2014, respectively. On a year-to-date basis, revenues have decreased slightly from $453,064 for the first half of fiscal 2014 to $449,944 for the first half of fiscal 2015. The year-to-date decrease in revenue is a result of the decrease in the sale of enterprise software licenses. Maintenance and consulting revenue increased from $404,871 to $412,491 mainly due to delays incurred in fiscal 2014 with project completions.

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We intend to continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2014, we experienced an decrease in revenues from $74,096 for the period ended September 30, 2013, to $58,617. We experienced a year-to-date revenues increase from $112,458 for the six months ended September 30, 2013, to $131,585 for the six months ended September 30, 2014. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2015.

OPERATING EXPENSES

	Three months ended September 30, 2014	Three months ended September 30, 2013	Period to period change
	$	$	$

Cost of revenues	15,856	46,729	(30,873)
Selling, general and administrative	353,828	297,592	56,236
Research and development	186,006	161,279	24,727
	555,690	505,600	50,090

	Six months ended September 30, 2014	Six months ended September 30, 2013	Period to period change
	$	$	$

Cost of revenues	35,004	67,371	(32,367)
Selling, general and administrative	613,436	577,114	36,322
Research and development	353,912	316,640	37,272
	1,002,352	961,125	41,227

COST OF REVENUES

	Three months ended September 30, 2014	Three months ended September 30, 2013
	$	$
Mobile
Revenues	58,617	74,095
Cost of revenues	(1,698)	(1,564)
Gross margin	56,919	72,531

Gross margin percentage	97%	98%

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Software
Revenues	228,660	221,929
Cost of revenues	(14,158)	(45,165)
Gross margin	214,502	176,764

Gross margin percentage	94%	80%

	Six months ended September 30, 2014	Six months ended September 30, 2013
	$	$
Mobile
Revenues	131,585	112,458
Cost of revenues	(3,427)	(3,178)
Gross margin	128,158	109,280

Gross margin percentage	97%	97%

Software
Revenues	449,944	453,063
Cost of revenues	(31,577)	(64,193)
Gross margin	418,367	388,870

Gross margin percentage	93%	86%

The increase in gross margins in our software segment relates to the reduction in expenses that occurred once previously announced project delays were rectified. At the same time, the margins in the mobile line of business have remained equal to previous levels.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2014 and September 30, 2013 were $353,828 and $297,592, respectively. On a year-to-date basis expenses increased from $577,114 for the first half of fiscal 2014 to $613,436 for the first half of fiscal 2015. The increase in selling, general and administrative relates to increased stock based compensation expense.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2014 and September 30, 2013, the Company recognized compensation expense for employees and consultants of $48,571 and $10,374, respectively. On a year-to-date basis, stock-based compensation increased from $10,374 for the first half of fiscal 2014 to $48,571 for the first half of fiscal 2015. The Company does not have any non-vested awards.

On July 5, 2013, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

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On September 3, 2014, the Company issued 3,794,427 common shares to executive officers and consultants in lieu of option based compensation for services provided. 593,333 shares were issued to Dr. Michael Cowpland, 2,130,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,071,094 shares were issued to a company controlled by Mr. John Chapman on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.0111 and compensation expense of $42,118 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2014 and 2013 were $186,006 and $161,279, respectively. On a year-to-date basis, research and development expenses increased from $316,640 for the first half of fiscal 2014 to $353,912 for the first half of fiscal 2015 and are reflective of increased labor costs due to the hiring of new staff. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

NET INCOME

The Company recorded a net loss of $204,898 and a net loss of $112,238 during the three months ended September 30, 2014 and the three months ended September 30, 2013, respectively. During the six months ended September 30, 2014 and the six months ended September 30, 2013 the Company recorded a net loss of $219,572 and a net loss of $227,128, respectively. The decreased profitability in the three months ending September 30, 2014 reflects the increased share based compensation expense and research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2014, ZIM had cash and cash equivalents of $1,274,448 and working capital of $1,548,751, as compared to cash and cash equivalents of $1,386,737 and working capital of $1,647,423 at March 31, 2014. This decrease in cash position principally reflects losses in fiscal 2014 and 2015 and the timing of receipt of tax refunds reflated to research and development expenses.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2014	Six months ended September 30, 2013
	$	$
Cash flows used in operating activities	(172,726)	(3,292)
Cash flows used in investing activities	(5,913)	(914)
Cash flows provided by financing activities	—	—

At September 30, 2014, the Company had access to a working capital line from its principal banker for $44,611, in addition to a cash and cash equivalent balance of $1,274,448. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,274,448 are comprised of $337,701 in cash and $936,747 in cash equivalents. The cash equivalents of $936,747 at September 30, 2014 (1,342,291 at March 31, 2014) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $155,237 ($138,506 CDN) – Payable on demand

CIBC Wood Gundy at 1.25% - $104,479 ($93,218 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $705,023- No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2014	March 31, 2014

Canadian dollars	412,279	416,037
US dollars	49,608	10,364
Brazilian reals	1,904,437	2,253,710

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2014	March 31, 2014

Canadian dollars	57,422	29,614
US dollars	7,140	19,582
Brazilian reals	109,537	174,206

Accounts payable include the following amounts payable in their source currency:

	September 30, 2014	March 31, 2014

Canadian dollars	34,946	29,255
US dollars	12,672	1,084
Brazilian reals	685	6,988

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Accrued liabilities include the following accruals in their source currency:

	September 30, 2014	March 31, 2014

Canadian dollars	39,078	49,356
US dollars	5,136	—
Brazilian reals	29,285	24,038

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2014	March 31, 2014

Canada	48%	22%
North America, excluding Canada	7%	16%
South America	45%	62%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2014 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 25, 2014, beginning at 1:30 p.m. At the meeting votes were taken with regard to the following proposals:

1.	To ratify the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm.

Shareholders of record at the close of business on August 15, 2014, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 22, 2014.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2015:

FOR	WITHHELD

88,247,281	1,140

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 18, 2014	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 18, 2014	/s/ John Chapman John Chapman, Chief Financial Officer

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